Exhibit 99.1

MicroCloud Hologram Inc. Announces Results of its 2024 Annual General Meeting of the Shareholders

Shenzhen, China, October 2, 2024 – MicroCloud Hologram Inc. (NASDAQ: HOLO), (the “Company”), today announced that its 2024 Annual General Meeting of the Shareholders (the “AGM”) was duly held on September 27, 2024, at the Company’s headquarters in Shenzhen, China. At the AGM, the following proposals were approved and adopted:

1.	THAT every 20 issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Ordinary Shares”) be consolidated into one (1) share of a nominal or par value of US$0.02 each, and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each

TO US$500,000 divided into 25,000,000 shares of a nominal or par value of US$0.02 each (the “Consolidated Ordinary Shares”)

2.	To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$500,000 divided into 25,000,000 Consolidated Ordinary Shares,

TO US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares (“Share Capital Increase”), by the creation of an additional 475,000,000 Consolidated Ordinary Shares

3.	To consider and vote upon a special resolution to delete the existing Article 15.6 of the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in its entirety and the substitution therefor the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

4.	To consider and vote upon a special resolution to create as Dual-Class Structure (defined below) and adopt a second amended and restated memorandum and articles of association:

conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, vary the authorized share capital of the Company to create and adopt a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating all the issued and outstanding Consolidated Ordinary Shares into class A ordinary shares of a nominal or par value of US$0.02 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share;

b) re-designated 379,455,801 authorized but unissued Consolidated Ordinary Shares into Class A Ordinary Shares; and

c) re-designating 100,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.02 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$10,000,000 divided into 500,000,000 Consolidated Ordinary Shares

TO US$10,000,000 divided into 400,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares; and

adopt a second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”)

Following the AGM, the Board will cause the filing of the requisite corporate documents with the Cayman Islands Companies Register as soon as practicable to effect the adopted proposals.

Beginning on October 9, 2024, the Company’s Class A Ordinary Shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of G55032 16 6.

When the Share Consolidation becomes effective, every 20 share of the Company’s issued and outstanding Ordinary Shares will be combined into 1 issued and outstanding Ordinary Share. This will reduce the number of outstanding Class A Ordinary Shares from 410,883,973 shares (as redesignated pursuant to the adopted proposals) to 20,544,198 shares, after giving effect to the treatment of fractional shares described below.

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below), the Company’s transfer agent be authorized and instructed to aggregate all fractional shares and sell them as soon as practicable after the effect time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Class A ordinary share as a result of the Share Consolidation and distribute the net proceeds in due proportion among those shareholders.

The Reverse Stock Split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Ordinary Shares on NASDAQ.

Additionally, as a result of the 20 to 1 Reverse Share Split, the number of Class A Ordinary Shares issuable upon exercise of each outstanding public warrant shall be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares to reflect the effect of the 20 to1 Reverse Share Split. The exercise price of the warrants shall be adjusted (to the nearest cent) by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Ordinary Shares so purchasable immediately thereafter.

Additional information about the reverse stock split can be found in the Company’s Notice of Annual General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on August 31, 2024, a copy of which is available at www.sec.gov.

About MicroCloud Hologram Inc.

MicroCloud is committed to providing leading holographic technology services to its customers worldwide. MicroCloud’s holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). MicroCloud also provides holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. MicroCloud’s holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of MicroCloud’s holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. For more information, please visit http://ir.MicroCloud holo.com/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic; financial condition and results of operations; the expected growth of the holographic industry and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 10-K and current report on Form 6-K and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

MicroCloud Hologram Inc.

Email: IR@mcvrar.com

4